SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

SUPERMEDIA INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

868447103

(CUSIP Number)

George J. Schultze Schultze Asset Management, LLC 3000 Westchester Avenue Purchase, NY 10577 with a copy to: James E. Bedar, Esq. Brown Rudnick LLP One Financial Center Boston, MA 02111 (617) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868447103	Page 2 of 13 Pages

13D

1	NAME OF REPORTING PERSONS Schultze Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,403,918
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,403,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 868447103	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS George J. Schultze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,403,918
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,403,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 868447103	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Schultze Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,252,622
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,252,622
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,252,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 868447103	Page 5 of 13 Pages

SCHEDULE 13D

Company: SUPERMEDIA INC.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of SuperMedia Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2200 West Airfield Drive, P.O. Box 619810, DFW Airport, Texas 75261.

Item 2.	Identity and Background.

This Schedule 13D is filed by (i) Schultze Asset Management, LLC, (ii) George J. Schultze and (iii) Schultze Master Fund, Ltd. (collectively, the “Reporting Persons”).

Schultze Asset Management, LLC, a Delaware limited liability company, is a privately held asset management firm registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management, LLC’s principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC’s principal business is serving as an event driven, special situations and distressed securities investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (collectively, the “Managed Accounts”).

Schultze Master Fund, Ltd., a Cayman Islands company, is one of Schultze Asset Management, LLC’s Managed Accounts. Schultze Master Fund, Ltd.’s principal business and office address is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1-1108, Cayman Islands. Schultze Master Fund, Ltd.’s principal business is serving as a private investment company and it is an exempted company limited by shares incorporated on February 20, 2004.

George J. Schultze, a citizen of the United States of America, is the Managing Member of Schultze Asset Management, LLC and a director of Schultze Master Fund, Ltd. George J. Schultze’s business and office address is 3000 Westchester Avenue, Purchase, NY 10577. George J. Schultze’s principal occupation is serving as Managing Member of Schultze Asset Management, LLC and as director of Schultze Master Fund, Ltd.

This Schedule 13D reports Schultze Asset Management, LLC’s and George J. Schultze’s indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

Managed Account	Number of Shares
Schultze Master Fund, Ltd.	1,252,622
Schultze Apex Master Fund, Ltd.	76,407
Pineapple Grove Acquisition, LLC	55,909
Schultze Asset Mgmt., LLC Profit Sharing Plan	18,980
Total:	1,403,918

CUSIP No. 868447103	Page 6 of 13 Pages

Both Schultze Asset Management, LLC and George J. Schultze disclaim beneficial ownership of the shares of Common Stock reported, except to the extent of their respective pecuniary interest in such shares of Common Stock.

In addition, this Schedule 13D reports the direct ownership of Schultze Master Fund, Ltd. of 1,252,622 shares of Common Stock of the Company.

Except as set forth below, during the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As a registered investment adviser, Schultze Asset Management, LLC is subject to periodic examinations by the Securities and Exchange Commission (“SEC”). Without admitting or denying the allegations, Schultze Asset Management, LLC and George J. Schultze (the “Consenting Parties”), individually, consented to the entry of an order (the “Order”) issued by the SEC on August 15, 2007. The Order (i) censured the Consenting Parties under the Investment Advisers Act of 1940 (the “Advisers Act”), (ii) imposed a one-time civil penalty of a total of $150,000 on the Consenting Parties, and (iii) required the Consenting Parties to cease and desist from further violations of certain provisions of the Advisers Act. The Order resulted from allegations involving historic soft dollar activity for a managed account client of Schultze Asset Management, LLC and related antifraud, record keeping and document production issues identified in and arising in connection with a 2005 SEC examination of Schultze Asset Management, LLC. Schultze Asset Management, LLC has voluntarily taken certain remedial steps, including the retention of an outside compliance consultant, to help it achieve best practices in its compliance program. It is Schultze Asset Management, LLC’s belief that the financial terms of the Order are immaterial to its operations and its clients.

Item 3.	Source and Amount of Funds or Other Consideration.

All funds used to purchase or acquire Common Stock of the Company came directly from investment advisory clients. The shares of Common Stock reported herein are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

CUSIP No. 868447103	Page 7 of 13 Pages

Item 4.	Purpose of Transaction.

Since September 30, 2009, the Company successfully eliminated over $8.2 billion in debt through various means including its reorganization, pay downs and tenders. The Reporting Persons initially acquired shares of Common Stock of the Company in exchange for debt claims it owned in connection with the Company’s reorganization. Since the Company’s reorganization, the Reporting Persons have acquired additional shares of the Company’s Common Stock through open market transactions. The Reporting Persons acquired these shares for investment purposes in the ordinary course of business because they believe the shares were extremely undervalued and represented an attractive investment opportunity. This opinion is based primarily on the following factors:

•

the Company successfully eliminated over $8.2 billion of debt since September 30, 2009. To wit, just prior to reorganizing, the Company had approximately $9.8 billion in total debt – in comparison, as of March 31, 2012, the Company had only $1.5 billion of debt, net of cash owned, on its balance sheet;

•

the Company’s historic cash flows and the Reporting Persons’ conservative projections of the Company’s future cash flows demonstrate an unusual ability to generate cash returns for the benefit of all of the Company’s stakeholders; and

•	the Company’s ability to manage the transition of its business, from legacy print directories to full service local advertising solutions.

The Reporting Persons have engaged, and expect to continue to engage, in discussions with management, the board of directors, other stockholders of the Company, and other relevant parties concerning the business, operations, management, strategy, and future plans of the Company. Such discussions have included conversations with management of the Company, based on publicly available information, concerning the Company’s current strategy and its execution of that strategy.

The Reporting Persons support the current management team and applaud its efforts to date. In particular, the Reporting Persons believe:

•	management has done an extraordinary job of cutting costs and increasing margins, despite a secular contraction in revenues, by eliminating over $500 million of expenses;

•	the Company’s cash flow is managed well, including successful debt reductions through below par repurchases and early payments (over $1 billion of debt has been retired over the last 27 months);

•

management has made a good decision to focus on growing its online media solutions business and is building a unique business model that will be integral to its core small and medium-sized business clients; and

•	management has done an admirable job of generating as much cash flow as possible from its existing legacy print directory business.

CUSIP No. 868447103	Page 8 of 13 Pages

However, it appears that the market is failing to appreciate the Company’s impressive, albeit ongoing, turnaround. As a result, the Company’s stock price does not reflect the Company’s current intrinsic value or its long-term prospects. The Reporting Persons acknowledge that this mispricing may be due to the fact that the Company’s strategy is one that requires time and good execution. Moreover, this strategy is being executed while industry peers in the local search advertising industry are similarly growing their online search and advertising capabilities.

Given this landscape, the Reporting Persons believe this to be an opportune time for the Company to take advantage of an industry that is ripe for consolidation, as is widely acknowledged by industry insiders and analysts. The Reporting Persons believe that the Company should at this time consider all strategic alternatives available to it including, but not limited to (i) an acquisition of or a merger with one of its yellow pages competitors, such as Dex One, Yell Group, Yellow Media, Local.com or Cerberus Capital’s Yellow Pages, or (ii) a sale of the Company to a large-scale internet company, such as Google, Groupon, AOL or Facebook. The Reporting Persons believe such a transaction would act as a catalyst to accelerate both the Company’s print-to-online shift and its overall value proposition. If properly structured, a strategic transaction with the ability to derive significant value from revenue and cost synergies would accrue to the benefit of the Company’s stakeholders. The Reporting Persons encourage the Company to engage an independent, nationally recognized investment bank with relevant industry and transactional experience to assist it in its consideration of such strategic alternatives.

Dex One Corporation, in particular, appears to be a prime acquisition candidate for the Company. The revenue and cost-savings synergies inherent in such a combined entity would be very beneficial for both companies and have been widely acknowledged in the industry for some time. If properly structured, the Reporting Persons would support a stock-for-stock combination of the two companies. Given the credit profiles of each company, a deal in which the Company’s stockholders hold no less than a substantial majority of the surviving entity would appear most reasonable. If consummated, the stakeholders of the combined merged entity would benefit from revenue synergies, cost savings, increased scale and greater market share.

Alternatively, the Reporting Persons believe that that the Company is a highly attractive acquisition candidate for an industry-leading internet company. Such a combination would leverage the global reach and resources of a company like Google or Facebook with the valuable localized customer base of the Company, akin to Google’s approach with Zagat. The Reporting Persons believe that the Company should command a multiple in the range of four to five times enterprise value based on trailing twelve-month earnings before interest, taxes, depreciation and amortization (EBITDA) in such a deal.

The Reporting Persons affirm their support of management and the Company’s current turn-around efforts, but acknowledge that, due to the number of industry players and the Company’s current market valuation, a strategic transaction may be the most expedient way to unlock significant shareholder value. Moreover, to the extent that all companies in this industry will benefit from managing their ongoing expenses prudently to conserve cash for their print-to-online transition, a consolidation of two or more players in the industry would serve to allow the consolidated entity to benefit quickly from synergies available through elimination of duplicative overhead costs.

CUSIP No. 868447103	Page 9 of 13 Pages

The Reporting Persons believe that numerous other Company shareholders likely share a similar view of the Company’s and the industry’s current state of affairs, as well as the value proposition that could be realized and accelerated by a strategic transaction like those discussed above. The Reporting Persons encourage other Company stakeholders to contact the Company regarding these matters.

Except as described herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and strategic alternatives referenced above, actions taken by the board of directors and management, price levels and trading activity of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate for investment purposes and/or to change or influence the control of the Company, including, without limitation, (i) acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Company in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Nothing contained herein is intended to constitute an offer or solicitation to buy or sell securities.

Item 5.	Interest in Securities of the Issuer.

A.	Schultze Asset Management, LLC

(a)	Aggregate number of shares beneficially owned: 1,403,918

Percentage: 9.1% The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 15,455,994 shares of Common Stock outstanding as of May 4, 2012, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed by the Company on May 9, 2012.

(b)	1. Sole power to vote or to direct the vote: -0-

2.	Shared power to vote or to direct the vote: 1,403,918 shares of Common Stock

3.	Sole power to dispose or to direct the disposition: -0-

4.	Shared power to dispose or to direct the disposition: 1,403,918 shares of Common Stock

(c)	See Schedule I attached hereto.

(d)	The Managed Accounts, including Schultze Master Fund, Ltd. may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth opposite such Managed Account in Item 2, above. However, Schultze Asset Management, LLC, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such dividends or proceeds.

(e)	Not applicable.

CUSIP No. 868447103	Page 10 of 13 Pages

B.	George J. Schultze

(a)	Aggregate number of shares beneficially owned: 1,403,918

Percentage: 9.1%

(b)	1. Sole power to vote or to direct the vote: -0-

2.	Shared power to vote or to direct the vote: 1,403,918 shares of Common Stock

3.	Sole power to dispose or to direct the disposition: -0-

4.	Shared power to dispose or to direct the disposition: 1,403,918 shares of Common Stock

(c)	See Schedule I attached hereto.

(d)	The Managed Accounts, including Schultze Master Fund, Ltd. may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth opposite such Managed Account in Item 2, above. However, Schultze Asset Management, LLC, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such dividends or proceeds.

(e)	Not applicable.

C.	Schultze Master Fund, Ltd.

(a)	Aggregate number of shares beneficially owned: 1,252,622

Percentage: 8.1%

(b)	1. Sole power to vote or to direct the vote: -0-

2.	Shared power to vote or to direct the vote: 1,252,622 shares of Common Stock

3.	Sole power to dispose or to direct the disposition: -0-

4.	Shared power to dispose or to direct the disposition: 1,252,622 shares of Common Stock

(c)	Not applicable.

(d)	The Managed Accounts, including Schultze Master Fund, Ltd. may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth opposite such Managed Account in Item 2, above. However, Schultze Asset Management, LLC, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such dividends or proceeds.

(e)	Not applicable.

In its capacity as investment manager, and pursuant to revocable investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) have the power to vote and dispose of the 1,403,918 shares of Common Stock owned by the various Managed Accounts.

CUSIP No. 868447103	Page 11 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

Except as described herein and in the Joint Filing Agreement attached as Exhibit I, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit I.	Joint Filing Agreement by and among Schultze Asset Management, LLC, Schultze Master Fund, Ltd., and George Schultze dated as of June 21, 2012.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2012

SCHULTZE ASSET MANAGEMENT, LLC

By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Managing Member

SCHULTZE MASTER FUND, LTD.

By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Director

/s/ George J. Schultze
George J. Schultze

Signature Page to Schedule 13D

Schedule I

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that was effectuated by a Reporting Person within the last sixty days. All transactions were effectuated in the open market through a broker.

Managed Account – Schultze Apex Master Fund, Ltd.

Trade Date	Shared Purchased (Sold)	Price($)*
5/24/2012	(10,000.00)	2.11
5/25/2012	(4,596.00)	2.24
5/25/2012	(7,904.00)	2.24

*	Net of commissions.

The sales reported above were made in the normal course of business in connection with balancing the client capital activity of the indicated Managed Account.